Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Twelve Months Ended December 31, 2024

HAMILTON, Bermuda, February 13, 2025 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and twelve months ended December 31, 2024.

Highlights and Recent Activity

●	Reported Adjusted earnings of $10.3 million for the three months ended December 31, 2024, or $0.25 Adjusted earnings per basic share and diluted share, compared to Adjusted earnings of $26.1 million, or $0.63 Adjusted earnings per basic share and diluted share for the three months ended December 31, 2023. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	Reported Adjusted earnings of $119.5 million for the year ended December 31, 2024, or $2.87 Adjusted earnings per basic share and $2.84 Adjusted earnings per diluted share, compared to Adjusted earnings of $113.4 million for the year ended December 31, 2023, or $2.76 Adjusted earnings per basic share and $2.71 Adjusted earnings per diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section, with the main driver of the variance being the gain on the sale of the Ardmore Seafarer in April 2024 of $12.3 million.)
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on February 13, 2025, of $0.08 per common share for the quarter ended December 31, 2024. The dividend will be paid on March 14, 2025, to all shareholders of record on February 28, 2025.
●	In December 2024, the Company repurchased 1.56 million shares, or approximately 4% of its outstanding common stock, under Ardmore’s share repurchase plan, at a weighted average price of $11.49 per share, for a total cost of $17.9 million.
●	Reported net income attributable to common stockholders of $5.1 million for the three months ended December 31, 2024, or $0.12 earnings per basic share and diluted share, compared to net income attributable to common stockholders of $26.1 million, or $0.63 earnings per basic share and diluted share for the three months ended December 31, 2023.
●	Reported net income attributable to common stockholders of $128.6 million for the year ended December 31, 2024, or $3.09 earnings per basic share and $3.06 earnings per diluted share, compared to net income attributable to common stockholders of $113.4 million, or $2.76 earnings per basic share and $2.71 earnings per diluted share, for the year ended December 31, 2023.
●	MR Eco-Design tankers earned an average spot TCE rate of $22,663 per day for the three months ended December 31, 2024. Chemical tankers earned an average TCE rate of $21,406 per day for the three months ended December 31, 2024. Based on approximately 55% of total revenue days currently fixed for the first quarter of 2025, the average spot TCE rate is approximately $23,400 per day for MR Eco-Design tankers; based on approximately 40% of revenue days fixed for the first quarter of 2025, the average TCE rate for chemical tankers is approximately $14,000 per day.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Ardmore’s consistent focus on optimizing our performance, strengthening our financial position, and maintaining low breakeven levels has served us well. With the combination of supportive fundamentals and the close coordination of our teams on shore and at sea, we have harnessed market volatility and delivered another profitable quarter.

We continue to execute on our capital allocation priorities with a focus on long-term value creation. We are making favorable higher return investments in our vessels, building balance sheet strength to enhance our ability to act decisively when attractive opportunities arise, and returning capital to our shareholders through both a quarterly dividend and recent use of our share repurchase program.

Moving forward, we expect steady growth in underlying demand for refined oil products and expanding biofuel trades that will support product tanker demand, while the MR fleet ages to its oldest level in decades. At the same time, the combination of regulatory uncertainty, the expansion of sanctions, and widespread geopolitical instability is underscoring the value of cargo and destination flexibility that is the hallmark of MR product tankers and chemical tankers.”

Summary of Recent and Fourth Quarter 2024 Events

Fleet

Fleet Operations and Employment

As of December 31, 2024, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt (16 owned Eco-Design and four chartered-in Eco-Mod) and six owned Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the fourth quarter of 2024, the Company had 20 MR tankers in operation, all but one of which was trading in the spot market.

Below is a summary of the average daily MR Tanker TCE rates earned during the fourth quarter of 2024 and thus far in the first quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the first quarter:

	Number of vessels	4Q 2024 Average Daily TCE	1Q 2025 As of February 13, 2025
			TCE	% Fixed
MR Eco-Design	16	$22,663	$23,400	55%
MR Eco-Mod	4	$22,431	$22,300	50%
MR Combined	20	$22,619	$23,200	55%

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the fourth quarter of 2024, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market.

Below is a summary of the average daily Chemical Tanker TCE rates earned during the fourth quarter of 2024 and thus far in the first quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the quarter:

	Number of vessels	4Q 2024 Average Daily TCE	1Q 2025 As of February 13, 2025
			TCE	% Fixed
Chemical Tankers	6	$21,406	$14,000	40%

Drydocking

The Company had no drydocking days in the fourth quarter of 2024. The Company is scheduled to have 174 drydocking days in the first quarter of 2025.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on February 13, 2025 of $0.08 per common share for the quarter ended December 31, 2024. The dividend will be paid on March 14, 2025, to all shareholders of record on February 28, 2025.

Share Repurchases

In December 2024, the Company repurchased 1.56 million shares, or approximately 4% of its outstanding common stock, under Ardmore’s share repurchase plan, at a weighted average price of $11.49 per share, for a total cost of $17.9 million.

Preferred Stock Redemption

On December 10, 2024, the Company redeemed 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million. This equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended December 31, 2024 and 2023

The Company reported net income attributable to common stockholders of $5.1 million for the three months ended December 31, 2024, or $0.12 earnings per basic share and diluted share, as compared to net income attributable to common stockholders of $26.1 million, or $0.63 earnings per basic share and diluted share for the three months ended December 31, 2023.

Results for the Years Ended December 31, 2024 and 2023

The Company reported net income attributable to common stockholders of $128.6 million for the year ended December 31, 2024, or $3.09 earnings per basic share and $3.06 earnings per diluted share, as compared to net income attributable to common stockholders of $113.4 million, or $2.76 earnings per basic share and $2.71 earnings per diluted share for the year ended December 31, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2024 and 2023

Revenue. Revenue for the three months ended December 31, 2024 was $82.0 million, a decrease of $16.9 million from $98.9 million for the three months ended December 31, 2023.

The Company’s average number of operating vessels was 26.0 for the three months ended December 31, 2024, consistent with 26.0 for the three months ended December 31, 2023.

The Company had 2,245 spot revenue days for the three months ended December 31, 2024, as compared to 2,293 for the three months ended December 31, 2023. The Company had 25 vessels employed directly in the spot market as of December 31, 2024 compared with 26 vessels as of December 31, 2023. Decreases in spot rates during the three months ended December 31, 2024 resulted in a decrease in revenue of $17.6 million, while the decrease in spot revenue days resulted in a decrease in revenue of $2.1 million for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023.

The Company had one product tanker employed under time charter as of December 31, 2024 as compared to none as of December 31, 2023. There were 92 revenue days derived from time charters for the three months ended December 31, 2024, as compared to none for the three months ended December 31, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $2.8 million for the three months ended December 31, 2024.

Voyage Expenses. Voyage expenses were $32.8 million for the three months ended December 31, 2024, generally consistent with $33.2 million for the three months ended December 31, 2023.

TCE Rate. The average TCE rate for the Company’s fleet was $22,353 per day for the three months ended December 31, 2024, a decrease of $7,349 from $29,702 per day for the three months ended December 31, 2023. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.1 million for the three months ended December 31, 2024, consistent with $15.1 million for the three months ended December 31, 2023. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.8 million for the three months ended December 31, 2024, an increase of $0.1 million from $5.7 million for the three months ended December 31, 2023.  This increase is as a result of higher charter hire rates during the three months ended December 31, 2024 compared to the three months ended December 31, 2023. Total charter hire expense for the three months ended December 31, 2024 was comprised of an operating expense component of $3.0 million and a vessel lease expense component of $2.8 million.

Depreciation. Depreciation expense for the three months ended December 31, 2024 was $7.8 million, an increase of $0.7 million from $7.1 million for the three months ended December 31, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the installation of ballast water treatment systems and scrubber systems on several vessels during their most recent drydock cycles.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2024 was $0.9 million, consistent with $0.9 million for the three months ended December 31, 2023. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2024 were $6.8 million, an increase of $1.1 million from $5.7 million for the three months ended December 31, 2023. The increase in costs during the fourth quarter of 2024 was primarily due to an increase in variable-based compensation of $0.7 million, in line with strong results during 2024, and a one-time expense of $0.4 million associated with the Company’s leadership transition.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2024 were $1.3 million, generally consistent with $1.4 million for the three months ended December 31, 2023.

Unrealized Gains / (Losses) on Derivatives. Unrealized gains on derivatives were $0.7 million for the three months ended December 31, 2024, as compared to an unrealized loss on derivatives of $0.2 million for the three months ended December 31, 2023. The gain for the three months ended December 31, 2024 relates to a decrease in the fair value of the liability in respect of the profit interest granted by the Company in 2021 relating to the Company’s investment in Element 1 Corporation.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended December 31, 2024 were $1.1 million, a decrease of $1.6 million from $2.7 million for the three months ended December 31, 2023. The decrease in costs was due to the reduction of the average outstanding debt balance due to the conversion of the Company’s term loan into a fully revolving facility with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023 and the remaining 50% being converted during the three months ended March 31, 2024. The current flexibility of the Company’s revolving facilities, with only $38.8 million drawn down as of December 31, 2024, has reduced the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended December 31, 2024 was $0.3 million, consistent with $0.3 million for the three months ended December 31, 2023.

Loss from equity method investments. During the three months ended December 31, 2024, the Company recognized an impairment loss of $4.4 million related to its equity method investment in Element 1 Corporation. The impairment was assessed based on market conditions and the financial performance of Element 1 Corporation. The impairment loss is included in Loss from equity method investments in the consolidated statements of operations. No corresponding impairment of equity method investment was recorded during the three months ended December 31, 2023.

Extinguishment of Preferred Stock. During the three months ended December 31, 2024, the Company redeemed 25% of its Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $0.7 million was recognized during the three months ended December 31, 2024. No corresponding extinguishment of preferred stock was recorded during the three months ended December 31, 2023.

Liquidity

As of December 31, 2024, the Company had $243.4 million in liquidity available, with cash and cash equivalents of $47.0 million (December 31, 2023: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $196.4 million (December 31, 2023: $221.2 million).

Conference Call

The Company plans to host a conference call on February 13, 2025, at 12:00 p.m. Eastern Time to discuss its financial results for the quarter ended December 31, 2024. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 20, 2025 at 888-660-6345 or 646-517-4150. Enter the passcode 16498 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	46,988	46,805
Receivables, net of allowance for bad debts of $1.9 million (2023: $1.6 million)	60,871	56,234
Prepaid expenses and other assets	4,298	4,348
Advances and deposits	3,084	6,833
Inventories	11,308	12,558
Total current assets	126,549	126,778

Non-current assets
Investments and other assets, net	5,236	11,186
Vessels and vessel equipment, net	545,594	524,044
Deferred drydock expenditures, net	14,252	12,022
Advances for ballast water treatment and scrubber systems	4,845	9,587
Deferred finance fees, net	2,746	2,835
Operating lease, right-of-use asset	5,577	4,499
Total non-current assets	578,250	564,173

TOTAL ASSETS	704,799	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,070	2,016
Accrued expenses and other liabilities	18,313	18,265
Deferred revenue	482	347
Accrued interest on debt and finance leases	—	939
Current portion of long-term debt	—	6,436
Current portion of finance lease obligations	—	2,029
Current portion of operating lease obligations	4,965	3,807
Total current liabilities	29,830	33,839

Non-current liabilities
Non-current portion of long-term debt	38,796	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	476	510
Other non-current liabilities	273	954
Total non-current liabilities	39,545	82,668

TOTAL LIABILITIES	69,375	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	37,043
Total redeemable preferred stock	27,782	37,043

Stockholders’ equity
Common stock	440	433
Additional paid in capital	475,812	471,216
Treasury stock	(33,524)	(15,636)
Retained earnings	164,914	81,388
Total stockholders’ equity	607,642	537,401

Total redeemable preferred stock and stockholders’ equity	635,424	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	704,799	690,951

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Year Ended
In thousands of U.S. Dollars except per share and share data	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenue, net	82,039	98,878	405,784	395,978

Voyage expenses	(32,769)	(33,169)	(132,612)	(131,904)
Vessel operating expenses	(15,141)	(15,149)	(60,254)	(59,770)
Time charter-in
Operating expense component	(3,015)	(2,964)	(11,828)	(10,194)
Vessel lease expense component	(2,775)	(2,728)	(10,883)	(9,380)
Depreciation	(7,830)	(7,134)	(30,244)	(27,817)
Amortization of deferred drydock expenditures	(944)	(908)	(3,636)	(3,542)
General and administrative expenses
Corporate	(6,792)	(5,663)	(23,439)	(20,565)
Commercial and chartering	(1,304)	(1,366)	(4,601)	(4,676)
Unrealized gains / (losses) on derivatives	681	(231)	655	(262)
Interest expense and finance costs	(1,104)	(2,722)	(6,778)	(11,408)
Gain on extinguishment of finance leases	—	—	1,432	—
Interest income	435	555	1,817	1,818
Gain on vessel sold	—	—	12,322	—

Income before taxes	11,481	27,399	137,735	118,278

Income tax	(13)	(88)	(215)	(435)
Loss from equity method investments	(4,533)	(305)	(4,514)	(1,035)

Net Income	6,935	27,006	133,006	116,808

Preferred dividends	(1,108)	(857)	(3,660)	(3,400)
Extinguishment of preferred stock	(739)	—	(739)	—

Net Income attributable to common stockholders	5,088	26,149	128,607	113,408

Earnings per share, basic	0.12	0.63	3.09	2.76
Earnings per share, diluted	0.12	0.63	3.06	2.71

Adjusted earnings (1)	10,250	26,149	119,514	113,408
Adjusted earnings per share, basic	0.25	0.63	2.87	2.76
Adjusted earnings per share, diluted	0.25	0.63	2.84	2.71

Weighted average number of shares outstanding, basic	41,631,336	41,300,425	41,655,701	41,130,089
Weighted average number of shares outstanding, diluted	41,762,430	41,811,455	42,041,821	41,789,149

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Year Ended
In thousands of U.S. Dollars	December 31, 2024	December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	133,006	116,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	30,244	27,817
Amortization of deferred drydock expenditures	3,636	3,542
Share-based compensation	4,650	3,217
Gain on vessel sold	(12,322)	—
Amortization of deferred finance fees	1,138	1,237
Gain on extinguishment of finance leases	(1,432)	—
Unrealized (gains) / losses on derivatives	(655)	262
Operating lease ROU - lease liability, net	47	52
Loss from equity method investments	4,514	1,035
Deferred drydock payments	(6,481)	(12,280)
Changes in operating assets and liabilities:
Receivables	(4,640)	23,610
Prepaid expenses and other assets	49	174
Advances and deposits	3,824	(4,673)
Inventories	1,250	3,160
Accounts payable	4,054	(4,410)
Accrued expenses and other liabilities	(165)	855
Deferred revenue	135	(873)
Accrued interest	(407)	76
Net cash provided by operating activities	160,445	159,609

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	26,829	—
Payments for acquisition of vessels and vessel equipment, including deposits	(61,020)	(20,562)
Advances for ballast water treatment and scrubber systems	—	(4,822)
Payments for other non-current assets	(432)	(208)
Proceeds / (payments) for equity investments	1,650	(1,244)
Net cash (used in) investing activities	(32,973)	(26,836)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	104,864	—
Repayments of long term debt	(1,678)	(84,007)
Repayments on revolving facilities	(111,194)	—
Repayments of finance leases	(42,262)	(1,976)
Payments for deferred finance fees	(200)	—
Repurchase of common stock	(17,935)	—
Payment of common share dividends	(45,079)	(47,154)
Repayment of preferred stock	(10,000)	—
Payment of preferred share dividends	(3,805)	(3,400)
Net cash (used in) financing activities	(127,289)	(136,537)

Net increase / (decrease) in cash and cash equivalents	183	(3,764)

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the year	46,988	46,805

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	20,243	37,839	162,167	159,489
Adjusted EBITDAR (1)	23,018	40,567	173,050	168,869

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	22,663	32,542	32,317	31,005

Fleet TCE per day (2)	22,353	29,702	30,261	29,262

Fleet operating expenses per day (3)	6,842	6,747	6,799	6,635
Technical management fees per day (4)	443	445	465	480
	7,285	7,192	7,264	7,115

MR Eco-Design Tankers
TCE per day (2)	22,663	32,542	32,317	31,005
Vessel operating expenses per day (5)	7,484	7,118	7,283	7,170

MR Eco-Mod Tankers
TCE per day (2)	22,431	26,282	31,122	29,864
Vessel operating expenses per day (5)(6)	—	7,225	6,085	7,014

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	21,406	26,107	24,626	24,683
Vessel operating expenses per day (5)	6,755	7,370	7,268	6,996

FLEET
Average number of operating vessels	26.0	26.0	26.0	26.2

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.
(4)	Technical management fees are fees paid to Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer in April 2024, the Company no longer owns MR Eco-Mod tankers; as a result the Company had no vessel operating expenses for the fourth quarter of 2024 with respect to MR Eco-Mod tankers. The MR Eco-Mod TCE per day for the fourth quarter of 2024 is derived from the vessels the Company has chartered in

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	11.2	10.4	11.2	10.4

CO2 Emissions Generated in Metric Tons	103,619	103,348	422,083	418,022
Distance Travelled (Nautical Miles)	383,939	373,628	1,531,092	1,540,433
Fuel Consumed in Metric Tons	32,982	32,704	134,446	132,276

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tons	928	564	2,893	1,816
% of Total Fuel Consumed	2.81%	1.73%	2.15%	1.37%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.00g / tm	6.18g / tm	6.13g / tm	6.05g / tm
MR Eco-Design	5.72g / tm	5.94g / tm	5.81g / tm	5.70g / tm
MR Eco-Mod	5.59g / tm	5.92g / tm	5.80g / tm	6.05g / tm
Chemical	8.14g / tm	8.10g / tm	8.28g / tm	7.78g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.61g / tm	7.52g / tm	7.76g / tm	7.32g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	12.96g / ctm	13.23g / ctm	12.38g / ctm	13.34g / ctm
MR Eco-Design	12.22g / ctm	12.30g / ctm	11.70g / ctm	13.15g / ctm
MR Eco-Mod	17.09g / ctm	14.18g / ctm	13.62g / ctm	13.14g / ctm
Chemical	13.46g / ctm	15.55g / ctm	13.99g / ctm	14.23g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	12.59g / ctm	14.45g / ctm	13.11g / ctm	13.39g / ctm

Wind Strength (% greater than 4 on BF)	48.80%	49.34%	46.59%	49.20%
% Idle Time(6)	4.17%	3.90%	2.50%	4.10%

tm = ton-mile
ctm = cargo ton-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have increased by 1.0% from 418,022 metric tons to 422,083 metric tons of CO2, due to an increase in shorter voyages. Fleet EEOI for the period decreased from 13.34 g / ctm to 12.38 g / ctm, primarily due to a reduction in ballasting, while AER increased from 6.05g / tm to 6.13 g / tm due to an increase in shorter voyages and cargo heating requirements. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information.

It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tons per kilometer as opposed to CO2 in tons per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) cargo carried in tons multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended December 31, 2024, we recognized total charter hire expense of $5.8 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.8 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $3.0 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted earnings and Adjusted earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended December 31, 2024, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In thousands of U.S. Dollars
Net income	6,935	27,006	133,006	116,808
Interest income	(435)	(555)	(1,817)	(1,818)
Interest expense and finance costs	1,104	2,722	6,778	11,408
Income tax	13	88	215	435
Depreciation	7,830	7,134	30,244	27,817
Amortization of deferred drydock expenditures	944	908	3,636	3,542
EBITDA	16,391	37,303	172,062	158,192
Gain on vessel sold	—	—	(12,322)	—
Gain on extinguishment of finance leases	—	—	(1,432)	—
Unrealized (gains) / losses on derivatives	(681)	231	(655)	262
Impairment of equity method investment	4,423	—	4,423	—
Gain on sale of e1 Marine LLC	—	—	(501)	—
Loss from equity method investments	110	305	592	1,035
ADJUSTED EBITDA	20,243	37,839	162,167	159,489
Plus: Vessel lease expense component	2,775	2,728	10,883	9,380
ADJUSTED EBITDAR	23,018	40,567	173,050	168,869

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	5,088	26,149	128,607	113,408
Gain on vessel sold	—	—	(12,322)	—
Gain on extinguishment of finance leases	—	—	(1,432)	—
Extinguishment of preferred stock	739	—	739	—
Impairment of equity method investment	4,423	—	4,423	—
Gain on sale of e1 Marine LLC	—	—	(501)	—
Adjusted earnings	10,250	26,149	119,514	113,408

Adjusted earnings per share, basic	0.25	0.63	2.87	2.76
Adjusted earnings per share, diluted	0.25	0.63	2.84	2.71

Weighted average number of shares outstanding, basic	41,631,336	41,300,425	41,655,701	41,130,089
Weighted average number of shares outstanding, diluted	41,762,430	41,811,455	42,041,821	41,789,149

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			December 31, 2024
In thousands of U.S. Dollars except per share data
Adjusted earnings			10,250
Unrealized gains			(681)
Adjusted earnings for purposes of dividend calculation			9,569

Dividend to be paid			3,190
Dividend Per Share (DPS)			0.08

Number of shares outstanding as of February 13, 2025			40,455,240

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; expected growth in oil demand and expanding biofuel trade;  the Company’s capital allocation priorities and business strategies and energy transition, sustainability and other initiatives the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected drydocking days; trends and improvements in the Company’s performance as measured by energy efficiency and emission-reduction metrics; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans)  and or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the first quarter of 2025 in the spot market; new or revised accounting pronouncements; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com